UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
Form SD/A
____________________
Specialized Disclosure Report
Amendment No. 1
CSP Inc.
(Exact name of registrant as specified in its charter)

Massachusetts (State of incorporation)	0-10843 (Commission File Number)	04-2441294 (I.R.S Employer Identification No.)

43 Manning Road Billerica MA (Address of principal executive offices)	01821-3901 (Zip Code)

Gary W. Levine (978) 663-7598 (Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
X    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Explanatory Note
This Amendment No. 1 on Form SD/A to the Specialized Disclosure Report on Form SD of CSP Inc. for the reporting period from January 1, 2013 to December 31, 2013, which was filed with the Securities and Exchange Commission on May 29, 2014 (the “Original SD Report”), is being filed solely for the purpose of (1) amending and restating the chart of smelters and refineries included in Section 4 of the Conflict Minerals Report filed as an exhibit to the Original SD Report, and (2) identifying the Conflict Minerals Report as Exhibit 1.02 to the Original SD Report. The chart of smelters and refineries has been amended because the Original SD Report included a smelters and refineries list from one of our vendors that was applicable to a broader customer base as opposed to one which only purchases printed circuit boards (a "PCB Customer Only"). According to this vendor, because we are a PCB Customer Only, the list of smelters and refineries is significantly shorter than the list that is applicable to their broader customer base. Accordingly this vendor submitted a revised response which included a significantly shorter list, and this Amendment No. 1 on form SD/A now includes that shorter list, and thus properly omits several smelters and refineries that were included in the Original SD Report.
Except as described above, this Form SD/A does not modify or update disclosure in, or exhibits to, the Original SD Report.

Section 1 - Conflict Minerals Disclosure and Report
Item 1.01 Conflict Minerals Disclosure
This Form SD of CSP Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.
Item 1.02
As specified in Section 2, Item 2.01 of this Form SD, the Company is filing its Conflict Minerals Report as Exhibit 1.02 to this report. A copy of the Company’s Conflict Minerals Report is available at http://www.cspi.com/compliance/.
Section 2 - Exhibits
Item 2.01
The following exhibit is filed as part of this report.

Exhibit No.	Description
1.02	Conflict Minerals Report of CSP, Inc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CSP INC.

Date: August 28, 2014	By:	/s/ Gary W. Levine
Gary W. Levine
Chief Financial Officer